SAMEX Mining Corp.
Common Shares
795912104
May 31, 2004


CUSIP 795912104
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 4,100,000

6. 38,110

7. 4,100,000

8. 38,110

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) SAMEX Mining Corp.
(b) 301-32920 Ventura Avenue
    Abbotsford, BC
    V2S 6J3
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 795912104

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 4,100,000
    (ii) 38,110
    (iii) 4,100,000
    (iv)  38,110

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
June 7, 2004
Neal Nenadovic
Chief Financial Officer